Global Mofy Metaverse Ltd.

No. 102, 1st Floor, No. A12, Xidian Memory Cultural and Creative Town

Gaobeidian Township, Chaoyang District, Beijing

People’s Republic of China

July 8, 2022

Via Edgar Correspondence

Mr. Edwin Kim

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	Global Mofy Metaverse Ltd. Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted May 2, 2022 CIK No. 0001913749

Dear Mr. Kim,

This letter is in response to the letter dated June 3, 2022, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to Global Mofy Metaverse Ltd. (the “Company”, “we”, and “our”).

On January 5, 2022, Mofy Metaverse (Beijing) Technology Co., Ltd. (“Global Mofy WFOE”), a subsidiary of the Company, entered into a series of VIE agreements (the “VIE Agreements”) with Global Mofy (Beijing) Technology Co., Ltd. (“Global Mofy China”) and the shareholders of Global Mofy China, which established the VIE structure. On July 8, 2022, Global Mofy WFOE, Global Mofy China and shareholders of Global Mofy China signed a termination agreement of the VIE Agreements. The VIE structure was dissolved. On June 28, 2022, Global Mofy WFOE entered into equity transfer agreements with each shareholder of Global Mofy China to purchase all the equity interest in Global Mofy China. The restructure was completed on July 8, 2022. As a result, Global Mofy China became a wholly owned subsidiary of Global Mofy WFOE. We have revised the registration statement to reflect the restructure.

For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amended draft registration statement on Form F-1 (the “Amendment No. 2 to the Draft Registration Statement”) is being submitted to accompany this letter.

Amendment No. 1 to Draft Registration Statement on Form F-1

Prospectus Cover Page, page i

1. Refer to prior comment 2. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, have or may impact the company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange. Notwithstanding management’s view that certain regulatory actions may not apply to the company, you should include a fulsome discussion of the recent statements and regulatory actions by China’s government. Please revise to discuss these recent statements and actions on your cover page and in the disclosure beginning on page 26. Address the potential implications if these statements or actions could apply to the company’s business, and then clarify why you believe they do not apply, noting the risk and consequences should you be incorrect.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have revised the cover page and the disclosure starting from page 21 in the Amendment No. 2 to the Draft Registration Statement to address how recent statements and regulatory actions by China’s government, such as those related to data security or anti-monopoly concerns, have or may impact the company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange and include a fulsome discussion of the recent statements and regulatory actions by China’s government. Also, we have addressed the potential implications if these statements or actions could apply to the company’s business, and then clarify that as advised by our PRC counsel, Jiangsu Junjin Law Firm, we believe they do not apply to us. Finally, we respectfully advise the Staff that Global Mofy China became a wholly owned subsidiary of Global Mofy WFOE and the VIE structure was dissolved. Thus, we removed the regulations related to the use of a VIE structure.

2. On your cover page you refer to your indirect ownership of your WFOE and VIE Agreements. Please clarify whether you are referring to Global Mofy WFOE, as WFOE itself is not a defined term on the cover page. Further, please remove statements referencing or implying “ownership” of the VIE or regarding the VIE Agreements, as the VIE Agreements confer contractual rights and obligations, but no equity stake, indirect or otherwise, to the VIE and the VIE’s subsidiaries. Please also clarify that the VIE and the VIE’s subsidiaries are not “[y]our operating entities,” on pages 5 and 80, since you do not have any equity stake in them. We also note a reference to “our operating entity” on page 30. Please clarify what entity you are referring to on page 30 and if it is the VIE, please refrain from implying ownership with the use of the possessive “our.”

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that Global Mofy China became a wholly owned subsidiary of Global Mofy WFOE and the VIE structure was dissolved. We have removed statements regarding the VIE structure and the VIE agreements throughout the Registration Statement.

Overview, page 1

3. Please clarify if the Frost and Sullivan report describing your market leadership was commissioned by you or on your behalf.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have revised page 1 in the Amendment No. 2 to the Draft Registration Statement to disclose that the Frost and Sullivan report describing our market leadership was commissioned by us.

4. We note your response to prior comment 10 regarding the permissions that may be required by various PRC regulatory entities to operate your business in China and offer your securities to foreign investors. You reference a “business license” issued by the Market Supervision and Administration to conduct specific conduct in a geographic region, but also refer to multiple business and operating licenses being received on pages 14, 25 and F-10. Please identify each of these business and operating licenses, the government entity that issued each of them, the scope of the specific conduct they allow, and their respective geographic regions.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have revised the disclosure on page 12 in the Amendment No. 2 to the Draft Registration Statement to identify each of the business and operating licenses, the government entity that issued each of them, the scope of the specific conduct they allow, and their respective geographic regions.

5. We note your response to prior comment 7 regarding the non-compliance with registration under Circular 37 by your shareholder Zhenquan Ren. Please clarify whether you believe Mr. Ren will register his shares under Circular 37 prior to your IPO and describe the steps you have taken to ensure his registration will be forthcoming and timely. If Mr. Ren does not become compliant, please clarify the size and the scope of the restriction to your ability to make foreign exchange transactions such as receiving additional capital and to repatriate profits and dividends from your PRC operations.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that Mr. Ren will not register his shares under Circular 37 and thus will not become complaint to Circular 37. We respectfully advise the Staff that we have revised the disclosure on pages 5 and 34 in the Amendment No. 2 to the Draft Registration Statement to clarify the size and the scope of the restriction to our ability to make foreign exchange transactions such as receiving additional capital and to repatriate profits and dividends from our PRC operations.

Selected Condensed Consolidating Financial Schedules, page 17

6. We note your response to prior comment 13. Please add prominent disclosures at the beginning of this section to explain that the schedules below do not include any Parent investment or share of income/(loss) from VIE and VIE’s Subsidiaries since the commencement of the contractual arrangements with the VIEs did not begin until January 5, 2022. Please also add this disclosure at the beginning of footnote 12 in your consolidated financial statements.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have revised the disclosure on pages 17 and 18 in the Amendment No. 2 to the Draft Registration Statement and added this disclosure at the footnote 12 in our consolidated financial statements. Also, we respectfully advise the Staff that Global Mofy China became a wholly owned subsidiary of Global Mofy WFOE and the VIE structure was dissolved. Thus, we removed the disclosure related to the use of VIE.

7. We note your response to prior comment 14. Please revise your presentation of Consolidated Statements of Operations Information; Consolidated Balance Sheets Information and; Consolidated Cash Flows Information. In this respect, revise your applicable disclosures to Consolidating Statements of Operations Information; Consolidating Balance Sheets Information and; Consolidating Cash Flows Information.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have revised our presentation on pages 17 and 18 in the Amendment No. 2 to the Draft Registration Statement. Also, we respectfully advise the Staff that Global Mofy China became a wholly owned subsidiary of Global Mofy WFOE and the VIE structure was dissolved. Thus, we removed the disclosure related to the use of VIE.

The Chinese government exerts substantial influence over the manner in which we must conduct our business activities, page 26

8. Please expand this risk factor to address how CAC oversight may impact your business and operations if the company becomes subject to CAC oversight and annual review. Further clarify what the restrictions on your operations and offerings of securities may entail should you be unable to comply with such rules.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have expanded this risk factor on page 23 in the Amendment No. 2 to the Draft Registration Statement to address how CAC oversight may impact our business and operations if the company becomes subject to CAC oversight and annual review. Further, we have revised to clarify what the restrictions on our operations and offerings of securities may entail should we be unable to comply with such rules.

Risk Factors

We may fail to protect our intellectual properties, page 50

9. We note your response to prior comment 21 regarding the intellectual property rights of your 3D digital assets. Please revise this risk factor and your summary section to clarify that none of the 7,000 3D digital assets in your library that are currently available for licensing have registered copyrights under PRC or any international authority. Discus how the lack of copyright protection may impact your ability to generate licensing fees or protect your intellectual property from unauthorized use or piracy. Further, clarify that you intend to use offering proceeds to register your copyrights and provide the estimated cost to register all of your existing copyrights for 3D digital assets and images.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have revised the disclosure on page 3 in the summary section and page 45 in this risk factor of the Amendment No. 2 to the Draft Registration Statement to clarify that none of our 7,000 3D digital assets in the library that are currently available for licensing have registered copyrights under PRC or any international authority. We convert and create these 3D digital assets from real-world objects using our hardware and software in the Mofy Lab and therefore we have ownership over these assets. Although these 3D digital assets are not registered, they are still protected under the PRC copyrights laws. However, the lack of copyright protection may impact our ability to generate licensing fees or protect our intellectual property from unauthorized use or piracy. Further, if other companies preemptively register the intellectual property rights of the same digital assets, our use may involve infringement and may lead to litigation and compensation to others. We plan to register these 3D digital assets using part of the proceeds from this offering. The estimated cost to register all of our existing copyrights for 3D digital assets and images is $1 million.

Our Products and Services, page 88

10. We note your response to prior comment 19 regarding your scanners and how they are used in your business. Please clarify whether selling hardware, such as the scanners, is a material part of your business, including with respect to generating revenue. Please clarify whether scanners are solely within the possession of your employees and contractors or if they are sold or given to your customers as part of any of your business lines.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have revised the disclosure on page 83 in the Amendment No. 2 to the Draft Registration Statement to clarify that we do not sell scanners. We use scanners during our 3D digital assets conversation process. They are one of our operation equipment and within the possession of the Company.

11. With respect to prior comment 20, it is still unclear what portion of your digital marketing revenues is based primarily on advertising placement and distribution activities as rather than the production of such advertising. Please explain why you are unable to separate these amounts. If you primarily generate digital marketing revenue by reselling advertising on other advertising platforms on behalf of your clients and do not separately charge your customers to produce advertisements, so state, and clarify how much of your cost of revenues related to digital marketing revenues is tied to advertising production expenses.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that the Company considers that both of the advertisement placement and distribution services together combined an output which as agreed and specified in the agreements signed with our customers is a single performance obligation, so these two services are highly interrelated and not separately identifiable. We have revised on page 81 in the Amendment No. 2 to the Draft Registration Statement to explain the reason and clarify how much of our cost of revenues related to digital marketing revenues is tied to advertising production expenses.

Foreign Private Issuer Exemption, page 108

12. We note your disclosure with respect to prior comment 22 regarding the application of the foreign private issuer exemption to your corporate governance. With respect to the Nasdaq listing requirements regarding actions requiring a shareholder vote, please clarify each material action requiring such a vote for domestic companies that are not required for foreign private issuers. Separately list each action for which you will voluntarily seek shareholder approval. Further, with respect to your nominating and corporate governance committees, please clarify whether such committees will consist solely of independent directors required under Nasdaq rules or if you intend to voluntarily meet this standard.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have revised the disclosure on page 101 in the Amendment No. 2 to the Draft Registration Statement to clarify each material action requiring a shareholder vote for domestic companies that are not required for foreign private issuers and state that we will voluntarily seek shareholder approval under all situations listed. Also, with respect to our nominating and corporate governance committees, we clarified that such committees will consist entirely of independent directors required under Nasdaq rules.

Related Party Transactions, page 110

13. We note your response to prior comment 24 stating that you have received all of your spousal consents. Please revise to describe your spousal consents, identify the spouses and the respective officers or directors, and file the consents as exhibits.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that Global Mofy China became a wholly owned subsidiary of Global Mofy WFOE and the VIE structure was dissolved. We have removed statements regarding the VIE structure and the VIE agreements throughout the Registration Statement.

Consolidated Financial Statements (i) Revenue Recognition

Note. 2 Summary of Significant Accounting Policies

(i) Revenue Recognition, page F-14

14. We note your responses to prior comments 27 and 28. Please help us better understand why you are the principal in these arrangements and control the specified services at any time before it is transferred to the customers. In this respect, explain in greater detail your latitude in selecting third party advertising distributors for promotion and establishing price. Describe the inventory risk you face during the promotion stage by engaging third-party advertising distributors to provide the promotion services on behalf of the Company. We refer you to ASC606-10-55-36 through 55-40.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that the Company obtains contracts with customers to provide such digital marketing services before it engages a third-party advertising distributors. The Company provides integrated digital marketing services of highly interrelated production and promotion services, which both be designed and delivered by the throughout analysis and understanding of customers’ needs and product characteristics including functions, highlights and positioning based on the contracts with customers. For advertisement placement, the Company conducts and compares quotation from selected third-party advertising distributors and carefully chooses the most suitable one which would meet both the performance and budget targets. While the Company enters into the contracts to obtain advertisement placement services from the third-party advertising distributors after entering into the contracts with the customers, the right to the third-party advertising distributors’ services is not transferred to the customers. The Company retains control over that right to fulfil the customers’ contract which gives the Company ability to direct these third-party distributors to provide the placement services on the Company’s behalf. During the promotion service cycle, the Company will need to modify or produce new advertisement contents continuously for the best advertising convert rate and the Company directs the use of the advertisement contents as well as the promoting strategies including the usage of the third-party advertising distributors’ media channel resources for better conversion rate in order to fulfill the customers’ needs. The Company has the full control from the advertisement contexts design and production, to negotiating with and selecting third-party advertising distributors, and more importantly to the modifying or adjusting production contexts and promoting strategies during the promotion service cycle until the digital marketing services as specified in the contracts are transferred to the customers. The third-party advertising distributors are “invisible” to the customers that the customers are unaware of who the distributors are before or after they obtain the control of the digital marketing services; the customers only know that they are contracting with the Company. The advertisement production and promotion services are significantly affected by each other and these two services are both the input or part of the combined performance obligation to be provided to the customers. The Company is primarily responsible for fulfilling such performance obligation to the customers including the acceptability of the digital marketing services.

Third-party advertising distribution is a very mature industry in China with transparent in both price and rankings. To deliver the best advertising performance for customers, the Company has strategically limited the digital marketing services to a certain product categories in which it has the background experiences on both production and promotion. The Company keeps an active supplier pool of the top third-party distributors for each product category and normally chooses 5 to 10 distributors for the initial quotation according to the advertising contents and the characteristics of the products, including user portraits, product positioning, etc. After price comparison and negotiation, the Company will narrow and select the appropriate distributors for small-scale test for conversion rate and eventually work with the distributor with the most stable and best test results to start scale promotion cooperation. The Company establishes the price with customers and the third-party advertising distributors.

The Company has equivalent of inventory risk as it needs to produce the high conversion rate of advisements by itself which will incur production cost and also it is required to pay the engaged third-party adverting distributors regardless of whether the customers accept the digital marketing services. To mitigate such inventory risk, the Company will assure the high quality of advertisement during production process and during the placement process, the Company monitor closely on the traffic to modify or produce new advertisement contents as well as to adjust advertising timeslots and frequencies of each distribution channel continuously for the best advertising conversion rate.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our outside securities counsel William S. Rosenstadt, Esq. or Mengyi “Jason” Ye, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal or jye@orllp.legal.

Very truly yours,

/s/ Haogang Yang
Name:	Haogang Yang
Title:	Chief Executive Officer